Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pioneer Drilling Company:

We consent to the use of our reports dated February 16, 2010, with respect to the consolidated balance sheets of Pioneer Drilling Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years ended December 31, 2009 and 2008, and the nine months ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Antonio, Texas

August 10, 2010